EXHIBIT 14.1
CODE OF ETHICS

The Board of Flex Fuels Energy, Inc adopted the following Code of Ethics that applies to its Executive Officers on December 13, 2007:

The Company's Chief Executive Officer and Chief Financial Officer are subject to the following specific policies:

1.
The Company's Chief Executive Officer and Chief Financial Officer are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the Securities and Exchange Commission. Accordingly, it is your responsibility promptly to bring to the attention to the Company's CFO or Audit Committee any material information of which you may become aware that affects the disclosures made by the Company in its public filings.

2.	The CEO and CFO shall promptly bring to the attention of the Audit Committee (or the full Board of Directors until the Audit Committee is constituted) any information that you may have concerning:

a.	significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data, or

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

3.
The CEO and CFO shall promptly bring to the attention of the Audit Committee (or the full Board of Directors until the Audit Committee is constituted) any information you may have concerning any violation of the Code, including any actual or apparent conflicts of interest between personal and professional relationships involving any management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

4.
The CEO and CFO shall promptly bring to the attention of the Audit Committee (or the full Board of Directors until the Audit Committee is constituted) any information you may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Code or of these additional procedures.

5.
The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code or of these additional procedures by the CEO and the Company's CFO. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code, including, without limitation, these additional procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual's employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.